# FORM 6-K

**SECURITIES AND EXCHANGE COMMISSION**
**450, 5th Street**
**Washington, D.C. 20549**



**REPORT OF FOREIGN PRIVATE ISSUER**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of February, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)



P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

**This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.**

**TD Bank Financial Group**

**FIRST QUARTER 2002 REPORT TO SHAREHOLDERS**
Three months ended January 31, 2002

# *News*

## TD BANK FINANCIAL GROUP CONTINUES WITH SOUND EARNINGS GIVEN ONGOING ECONOMIC CHALLENGES

### FIRST QUARTER HIGHLIGHTS

- **On an operating cash basis[1], basic earnings per share for the first quarter were $.79, compared to $.88 in the same period last year, and diluted earnings per share were $.78, compared to $.87 a year ago.**
- **On an operating cash basis, return on common equity for the quarter was 16.4%, compared to 19.5% for the same quarter last year.**
- **Operating cash basis net income for the quarter was $526 million, compared to $569 million for the same quarter last year.**
- **Reported net income applicable to common shares {which is determined in accordance with generally accepted accounting principles (GAAP)}[1] was $355 million for the quarter, compared to $417 million for the same quarter last year and reported basic earnings per share were $.56, compared to $.67 for the same period the previous year.**
- **TD Securities and TD Canada Trust continued to provide strong contributions to the Bank's overall results, with TD Canada Trust accounting for $281 million or 53% of the total operating cash basis net income and TD Securities accounting for $203 million or 39%.**
- **Building on its focus of wealth management as a key strategic priority, TD announced that it will bring together the three pillars of its Canadian wealth management business, full-service broker TD Evergreen, TD Financial Planning and discount broker TD Waterhouse, under the TD Waterhouse brand in Canada.**

**TORONTO** – TD Bank Financial Group today announced results for the first quarter of fiscal 2002, reporting an operating cash basis net income of $526 million or basic earnings per common share of $.79. This compares to an operating cash basis net income of $569 million or basic earnings per common share of $.88 in the same quarter last year.

"As in recent quarters, TD Canada Trust and TD Securities provided solid contributions to the overall earnings, resulting in another sound performance for the Bank despite an operating environment that continues to be challenging," said TD Chairman and Chief Executive Officer, A. Charles Baillie.

"We remain focused on our strategic imperatives and have taken many steps during the quarter in support of these imperatives of achieving scale, maintaining momentum, being where banking is going and engaging in activities that are at least North American in scope," said Baillie.

**The New TD Waterhouse in Canada**

During the quarter TD announced that it will bring together the three pillars of its Canadian wealth management business under the TD Waterhouse brand. Full-service broker TD Evergreen, TD Financial Planning and discount broker TD Waterhouse will come together as the new TD Waterhouse in

[1] Operating cash basis results referenced in this news release exclude a special gain on the sale of the record keeping business in the first quarter 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001 and Newcrest in the first quarter 2001), the effects of future tax rate reductions on future tax balances in the first and the third quarter 2001, and the effect of real estate gains and general allowance increases in the first and the second quarter 2001. Operating results are presented consistently on this basis in order to provide a meaningful year-over-year comparison. These results also exclude the after-tax impact of goodwill and other purchase-related *intangible amortization. As explained, operating cash basis results are different from reported results determined in accordance with generally accepted account*ing principles (GAAP). The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. Financial results included in this First Quarter Report to Shareholders consists of both operating cash and reported results.

Canada, subject to the completion of all regulatory steps. Starting in the summer of 2002, clients will be able to choose the level of assistance and advice, and the products and services that work best for them. A major national advertising and marketing campaign will support the new TD Waterhouse in Canada.

In announcing the new TD Waterhouse in Canada, Baillie noted that wealth management continues to be a strategic priority for the Bank. "We plan to grow our wealth management business significantly in the next year and beyond. This initiative will strengthen our position as a leader in brokerage and financial planning, enable us to leverage our combined client base and improve our ability to aggressively recruit investment advisors and financial planners in order to better serve our customers," he explained.

**Credit Challenges**

Just after the end of the quarter, TD announced its provision for credit loss of $325 million for the quarter, with the estimated provision for credit loss for fiscal year 2002 to be in the range of $1.1 to $1.2 billion. The Bank cited the following items as contributing to the increased provision, which is higher than originally anticipated: the rapid deterioration in Argentina; a lower than expected rate of recovery on existing impaired loans in its communications portfolio; and processing challenges in the collection of retail loans. The Bank noted that the overall new formations of impaired loans were once again lower than in the previous quarter.

"We believe that our estimate for the year represents appropriate provisioning for credit loss based on the current environment," said Baillie, adding that the Bank would continue to monitor its loan portfolio very closely.

**Marketing Recognition**

Just after the quarter, TD Canada Trust was named Canada's Marketer of the Year for 2001 at *Marketing Magazine's* annual awards ceremony recognizing leaders in the Canadian marketing industry. TD Canada Trust was cited as bringing marketing innovation, leadership and exceptional strategy to the largest and most successful financial merger in Canadian history.

**Business Segment Quarterly Highlights**

Building on its solid performance of previous quarters, TD Canada Trust continued to realize synergies under the integrated brand, including a 6% growth in retail revenue, on an operating cash basis, as compared to the same quarter last year. While proceeding with the previously announced branch mergers, the retail operations of the Bank continued to experience growth in core deposits. The operating cash basis efficiency ratio for the retail network improved to 58%, an improvement of 3 percentage points from the previous quarter and unchanged from the same quarter a year ago.

TD Securities continued to benefit from having a diversified business portfolio with solid earnings, particularly in the areas of debt capital markets and global foreign exchange.

During the quarter, TD Securities announced an agreement to acquire the securities trading technology platform and listed equity options market-making businesses of the Stafford group of firms. Concurrently, TD Securities entered into an agreement to acquire LETCO, one of North America's leading equity options market-making firms. Subject to regulatory approval, the purchase of Stafford and LETCO will enable the Bank to capitalize on synergies with its trading business and become a major force in a rapidly consolidating business with attractive margins. The purchase will also increase TD's presence in the equity options market-making business, leverage TD Waterhouse's equity option order flow, and provide faster, more efficient service to TD's overall client base.

Once again, the assets under management by TD Wealth Management increased during the quarter from $119 billion at year end to $123 billion, driven by an improvement in market returns. This quarter, TD began including its TD Waterhouse business results in the Wealth Management segment. On the self-directed brokerage side, TD Waterhouse experienced an increase in new account openings and an increase in trades per day from the previous quarter, despite markets that continue to be soft. During the quarter, TD Waterhouse returned to being a wholly-owned subsidiary within TD Bank Financial Group, giving the Bank the flexibility to introduce the new TD Waterhouse Canada brand.

"As we prepare to launch the TD Waterhouse Canada brand, we will continue to focus on strengthening our advisory capabilities, capitalizing on our distribution channels, offering products and services that customers want, and growing our business by meeting the evolving needs of investors," explained Baillie.

**Other Achievements**

Each of TD's businesses achieved a number of successes during the quarter, including:

- TD Canada Trust introduced an upgraded version of EasyWeb, its online banking website that has regularly and independently been rated the country's leading financial services website. The improvements, which enable customers to do even more of their banking and investing online with a more streamlined navigation system, build on an already successful electronic platform that includes telephone and wireless banking, automated bank machines and the TD Waterhouse online investing site WebBroker. This upgraded version enhances web banking for the more than 25% of the TD Canada Trust banking households who can access EasyWeb. More than 2.7 million customers bank online with TD.
- An internal referral network was successfully launched at the retail branch level to support employees in helping customers to obtain the products and services they want from across all areas of TD. This expanded referral network will provide the vehicle for the Bank to significantly deepen its relationship with its customers.
- After a very active year of advising energy clients on merger and acquisitions in 2001, TD Securities continued this trend in the first quarter of this year by advising Pembina Pipeline Income Fund on its $225 million acquisition of Alberta Oil Sands Pipeline Ltd, the exclusive shipper of synthetic crude oil for the Syncrude Oil Sands Project. In conjunction with this transaction, TD Securities underwrote a $415 million acquisition bridge and expansion facility for Pembina, and also acted as the co-lead underwriter for its $175 million offering of trust units and convertible debentures.
- TD Securities also acted as the merger and acquisition advisor to Clarica in Sunlife Financial's $7.1 billion proposed acquisition.
- TD Waterhouse launched a new advertising campaign in the United States aimed at raising brand awareness and fuelling business growth.
- DBS TD Waterhouse, a joint venture between the DBS Group of Singapore and TD Waterhouse Group, Inc., announced the launch of a multi-channel, multi-market, multi-product and multi-currency financial services business targeting self-directed investors in Hong Kong and throughout Asia.
- TD Waterhouse in the United States expanded its line of investment products to include The TD Waterhouse College Savings Plan, made available through an arrangement between TD Waterhouse, the Nebraska State Treasurer's Office and Union Bank & Trust Company. Through this arrangement, both TD Waterhouse retail brokerage customers and the more than 2,000 independent financial advisors in TD Waterhouse Institutional Services' network will be able to establish college saving plans called "529 plans", that offer tax-efficient investments to meet college savings goals.
- TD Asset Management Inc. announced the launch of a program to provide financial advisors with access to RSP loans for qualified clients. The RSP loans, granted by TD Canada Trust, can be used to invest in TD Mutual Funds. One of the top-performing fund families in Canada, TD Mutual Funds includes domestic, international, income, sector and global funds as well as global RSP-eligible funds.

**Economic Outlook**

"The building blocks for an economic recovery are gradually falling into place, and the Canadian economy should start to show gains as the year unfolds. However, economic growth may prove to be less than robust over the first half of the year, as the side effects of the downturn continue to weigh on near-term business investment and hiring plans," Baillie said, noting that low interest rates and an anticipated strong revival in the U.S. economy should put Canada's economy on a firm growth track in the second half of 2002.

(As reported Thursday, February 21, 2002)

*This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TD. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TD operates. These and other factors should be considered carefully and undue reliance should not be placed on TD's forward-looking statements. TD does not undertake to update any forward-looking statements.*

## Management's Discussion and Analysis of Operating Performance

Operating cash basis[1] net income for the quarter was $526 million, a decrease of $43 million from the same quarter last year. On an operating cash basis, basic earnings per share were $.79 this quarter, compared to $.88 in the same quarter last year and diluted earnings per share were $.78 compared to $.87 a year ago. Operating cash basis return on total common equity was 16.4% for the quarter as compared to 19.5% last year. For purposes of reviewing and analyzing its performance, the Bank focuses on operating cash basis results. This means the Bank excludes items it doesn't consider to be part of its normal operations. Operating cash basis results are presented consistently on this basis in order to provide a meaningful year-over-year comparison of the Bank's performance. Reported net income applicable to common shares was $355 million for the first quarter, compared with $417 million in the same quarter last year. Reported basic earnings per share were $.56 in the quarter compared to $.67 in the same quarter last year. Reported diluted earnings per share were $.55 in the quarter compared to $.66 in the same quarter a year ago.

**Net Interest Income**

Net interest income on a taxable equivalent basis (TEB) was $1,261 million this quarter, a year-over-year increase of $201 million or 19%. Net interest income reported by TD Securities increased by $141 million as compared to the same quarter a year ago, primarily relating to a high level of interest income from increased trading activity. The increase in net interest income was also attributable to TD Canada Trust, where personal loan volumes – excluding securitizations – increased by approximately $4 billion from a year ago and the TD Canada Trust net interest margin improved by 11 basis points to 3.45%. Partly offsetting the increase in net interest income in TD Securities and TD Canada Trust was a decline in net interest income at TD Wealth Management. Net interest income reported by TD Wealth Management – primarily related to margin loan balances – declined by $29 million due to lower average loan volumes this quarter compared to a year ago.

**Credit Quality and Provision for Credit Losses**

During the quarter, the Bank expensed $325 million through the provision for credit losses compared to $120 million in the same quarter last year, excluding the special addition to the general allowances in the first quarter 2001 of $150 million. The increased provision for credit losses for the first quarter 2002 is primarily related to the rapid deterioration in Argentina, a lower than expected rate of recovery on the Bank's impaired communication sector loans and processing challenges in the collection of retail loans.

The estimate for the 2002 full-year provision for credit losses is in the range of $1.1 billion to $1.2 billion, up from the $620 million recorded last year (excluding special additions to the general allowances in the first and second quarter 2001 amounting to $300 million in total), reflecting the more challenging credit environment which currently prevails. The allowance for credit losses exceeded gross impaired loans by $126 million at the end of the quarter, compared to a $53 million excess at October 31, 2001. The Bank's total accumulated general allowance for credit losses amounted to $1,172 million at quarter end, unchanged from October 31, 2001. General allowances are maintained at a level adequate to absorb all credit-related losses not yet identified in the Bank's portfolio relating to both loans and off-balance sheet instruments and qualify as Tier 2 capital – to an amount equal to 87.5 basis points of risk-weighted assets – under guidelines issued by the Office of the Superintendent of Financial Institutions.

**Other Income**

Other income was $1,630 million, a decrease of $86 million or 5% from the same quarter last year, after excluding special gains from the sale of the Bank's record keeping business in the current quarter and from real estate sales a year ago. During the quarter, the Bank completed the sale of its third party mutual fund record keeping business for a pre-tax gain of $18 million. The Bank has excluded this special gain in analyzing its performance given that the sale of this business is not expected to be a recurring event. In the first quarter of 2001, the Bank completed the sale of certain investment real estate assets for a pre-tax gain, net of deferrals, of $150 million. Reported other income was $1,648 million for the current quarter, a decrease of $218 million from the same quarter last year.

The decline in other income reflects a year-over-year decrease in self-directed brokerage revenues from TD Waterhouse of $70 million or 22%, due to a drop in average trades per day from 149,000 to 115,000. TD Securities had a solid quarter, particularly in consideration of the current capital markets environment. Net investment securities gains

[1] Operating cash basis results referenced in this news release exclude a special gain on the sale of the record keeping business in the first quarter 2002, restructuring costs related to acquisitions and significant business restructuring initiatives (TD Securities in the fourth quarter 2001, TD Waterhouse in the third quarter 2001 and Newcrest in the first quarter 2001), the effects of future tax rate reductions on future tax balances in the first and the third quarter 2001, and the effect of real estate gains and general allowance increases in the first and the second quarter 2001. Operating results are presented consistently on this basis in order to provide a meaningful year-over-year comparison. These results also exclude the after-tax impact of goodwill and other purchase-related intangible amortization. As explained, operating cash basis results are different from reported results determined in accordance with generally accepted accounting principles (GAAP). The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers.

amounted to $60 million, an increase of $20 million or 50% from the same quarter last year. The market value surplus over book value of our equity investment securities portfolio was $373 million at the end of the quarter, compared to $330 million at October 31, 2001. Underwriting fees increased by $19 million or 66% as compared to a year ago, reflecting additional income from bond and equity underwriting activities. Somewhat offsetting these increases in other income were declines in revenues from corporate credit fees and mergers and acquisitions. Revenues from corporate credit fees declined by $14 million or 14% as compared to a year ago and mergers and acquisitions revenues declined by $8 million or 40% as compared to a year ago, as a result of the weaker economy in the first quarter 2002. While trading income reported in other income decreased by $17 million or 4% as compared to a year ago, trading related income generated by TD Securities – which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income – increased by $127 million or 34% as compared to a year ago, to amount to $501 million. Retail credit fees and service fees were up $22 million or 14%, reflecting the growth in the business. Insurance revenues increased by $13 million or 18% as compared to the same quarter last year, to reach $84 million. Income from loan securitizations, however, declined by $13 million or 19% as compared to a year ago. Also contributing to the overall decline in other income was a decrease in property rental income of $29 million or 97% as the Bank sold substantially all of its investment real estate in fiscal 2001.

**Non-Interest Expenses**

Total operating cash expenses increased by $53 million or 3% from a year ago to $1,791 million. Operating cash expenses exclude non-cash goodwill and purchase-related intangible amortization and restructuring costs related to acquisitions and significant business restructuring initiatives. During the first quarter 2001, the Bank recorded a pre-tax restructuring charge of $55 million related to the acquisition of Newcrest. Reported expenses decreased by $129 million to $2,065 million in the first quarter 2002. In the first quarter 2002, the impact of non-cash goodwill and purchase-related intangible amortization on the Bank's reported expenses was $274 million compared to $401 million in the same quarter a year ago. The decrease relates to the Bank discontinuing the amortization of goodwill as a result of the adoption of a new accounting standard on goodwill and intangible assets beginning in fiscal 2002.

Growth at TD Canada Trust during the quarter accounted for a 3% increase in total operating cash expenses while performance-driven compensation relating to TD Securities' solid performance resulted in a 2% increase in total operating cash expenses. However, total operating cash expenses for TD Wealth Management resulted in a 3% decrease in total operating cash expenses, as compared to the same quarter last year, due to reduced investment and trading activity among investors and progress in reducing costs through *Project 200* (a plan to reduce costs and increase revenues) at TD Waterhouse.

On an operating cash basis, total revenue growth exceeded expense growth and as a result, the Bank's overall efficiency ratio improved to 62.0% in the current quarter from 62.6% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for TD Canada Trust, which achieved a ratio of 58%, unchanged from a year ago, after excluding non-cash items and funding costs for the acquisition of Canada Trust.

The Bank's effective tax rate (TEB), on an operating cash basis, was 31% for the quarter compared to 36% a year ago. The decrease in the effective tax rate reflected lower statutory tax rates in Canada and changes in the Bank's business mix.

**Balance Sheet**

Total assets were $310 billion at the end of the first quarter, $23 billion or 8% higher than as at October 31, 2001. Higher securities volumes from securities purchased under resale agreements and trading securities contributed $21 billion or 7% of the increase in total assets. Personal loans, including securitizations, increased by $1 billion, primarily attributable to an increase in TD Waterhouse margin loans. At the end of the first quarter, residential mortgages, including securitizations, remained unchanged at $66 billion, as compared to last quarter.

Personal non-term deposits grew by $3 billion from October 31, 2001 to reach $50 billion, with TD Canada Trust accounting for the majority of this increase. Personal term deposits decreased by $1 billion, while wholesale deposits and securities sold short and under repurchase agreements increased by $23 billion, in order to fund the increased trading securities volumes.

**Capital**

As at January 31, 2002, our Tier 1 capital ratio was 8.3% compared to 8.4% at October 31, 2001. During the quarter, the Bank issued approximately 11 million common shares for $400 million to partially fund the acquisition of the 11% of TD Waterhouse Group, Inc. common shares it did not own. The growth in retained earnings for the quarter was offset by the net impact of the TD Waterhouse Group, Inc. acquisition and consequently the amount of Tier 1 capital in the first quarter 2002 remained unchanged, as compared to October 31, 2001, while risk weighted assets increased by $604 million.

## Management's Discussion and Analysis of TD's Businesses

**TD Canada Trust**

TD Canada Trust continued to grow operating cash basis earnings during the quarter as improved operating performance and a lower corporate tax rate offset the impact of higher credit losses. Net income on an operating cash basis was $281 million, $14 million or 5% higher than the same period last year and $4 million or 1% higher than last quarter. Operating cash basis return on economic capital was 27% a decrease of 1 percentage point from last year and a decrease of 2 percentage points from last quarter.

Total operating cash basis revenue increased 6% over last year mainly attributable to 5% growth in average personal lending volumes, 3% growth in personal deposit volumes, and 11 basis point improvement in margins. Operating cash expenses increased by 5% compared to the same quarter a year ago due to higher business volumes, investments in customer service and process improvement initiatives. Operating cash expenses declined 4% quarter-over-quarter following the completion of the retail branch conversion and as a result the operating cash basis efficiency ratio decreased by 3 percentage points to 58%. During the quarter 43 branch mergers were successfully completed and a further 107 are scheduled for the remainder of the year.

The provision for credit losses was $138 million, $41 million or 42% higher than last year, and $46 million or 50% higher than last quarter. This increase is due to the current economic weakness, an increase in the size of our unsecured lending portfolio following two years of strong growth, and collection processing issues.

Overall we delivered solid financial results this quarter despite the increase in credit losses as we realized synergies under the integrated brand.

**TD Securities**

TD Securities had first quarter operating cash basis net income of $203 million, $28 million or 12% lower than the same period last year and $36 million or 15% lower than the previous quarter. Return on economic capital was 21%, compared to 23% in the same period last year and 24% last quarter.

Total operating cash basis revenue increased to $929 million in the first quarter from $807 million in the previous quarter. This represents an increase of $122 million, or 15%. Relative to the same period last year, total operating cash basis revenue increased by $135 million, or 17%. The provision for credit losses is up markedly, reflecting the challenging economic environment we currently find ourselves operating in. The provision for credit losses was $217 million for the first

## Earnings by Business Segment

| *For the three months ended* | TD Canada Trust Jan. 31 2002 | TD Canada Trust Jan. 31 2001 |
|---|---|---|
| Net interest income (on a taxable equivalent basis) | **$ 1,033** | $ 958 |
| *Provision for credit losses* | **138** | 97 |
| Other income | **418** | 414 |
| Non-interest expenses excluding non-cash goodwill/intangible amortization and restructuring costs | **872** | 828 |
| Restructuring costs | **–** | – |
| *Net income before provision for income taxes and non-controlling interest* | **441** | 447 |
| Provision for income taxes (TEB) | **160** | 180 |
| Non-controlling interest in net income of subsidiaries | **–** | – |
| **Net income – cash basis** | **$ 281** | $ 267 |
| Non-cash intangible amortization, net of income taxes | | |
| Non-cash goodwill amortization, net of income taxes | | |
| **Net income – reported basis** | | |
| Total assets *(billions of dollars)* – balance sheet | **$ 114.1** | $ 107.0 |
| – securitized | **21.9** | 27.3 |
| Cash basis return on equity[2,3] | **27%** | 28% |

[1] The TD Wealth Management business segment includes TD Waterhouse.
[2] TD Canada Trust cash basis return on equity excludes Canada Trust acquisition funding costs.
[3] Excludes special gain on sale of record keeping business in Q1, 2002, restructuring costs related to the acquisition of Newcrest in Q1, 2001, the effects of future tax rate reductions on future tax balances in Q1, 2001 and the net effect of real estate gains and general provision increases in Q1, 2001.

quarter of 2002, compared to $41 million in the same quarter last year and $126 million in the last quarter.

Despite a weak credit environment coupled with continued economic uncertainty, TD Securities performed well in the first quarter of 2002. Trading and new issue results were strong during the quarter, and particularly strong performances were turned in by the derivatives, fixed income, foreign exchange and institutional equities businesses.

Operating cash basis expenses were $407 million, up $42 million or 12% over the same period last year and $88 million or 28% higher than last quarter. This increase is primarily attributable to variable compensation expenses.

Despite the increase in the provision for credit losses, we remain focused on building earnings and market share from our diversified and multiple businesses, which extend across product, geographic and industry sectors.

**TD Wealth Management**

The TD Wealth Management business segment now includes the TD Waterhouse discount brokerage business, which was previously reported as a separate business segment.

Net income on an operating cash basis was $58 million, $14 million or 19% lower than the same period last year and $39 million or 205% higher than last quarter. Operating cash basis return on economic capital was 35% an increase of 2 percentage points from last year and 24 percentage points from last quarter.

Total operating cash basis revenue decreased 12% from last year and increased 14% from last quarter. Revenue growth over last quarter was mainly attributable to higher full service and discount brokerage fees, and higher assets under management (AUM) in mutual funds, offset by declines in the Estates & Trust business. TD Waterhouse, after four consecutive quarters of declining trade counts, experienced a rebound in average trades per day in the first fiscal quarter to 115,000. This represents an increase of 27% versus last quarter and a decline of 23% versus last year. Operating cash expenses decreased by 9% over last year and increased 2% from last quarter. The operating cash basis efficiency ratio was 83%, a 3 percentage points increase from last year, and 9 percentage points decrease from last quarter.

The continued economic uncertainty has hampered sales of longer-term mutual funds and discretionary managed high-net-worth private client accounts. At the same time, the post September market recovery has provided favourable opportunities in full service brokerage, discount brokerage and higher AUM levels and management fees.

Overall assets under management grew to $123 billion versus $119 billion at the end of last quarter, and versus $113 billion one year ago. This represents year-over-year growth of 9%.

(unaudited, in millions of dollars)

| TD Securities | | TD Wealth Management[1] | | Other | | Total | |
|---|---|---|---|---|---|---|---|
| **Jan. 31 2002** | Jan. 31 2001 | **Jan. 31 2002** | Jan. 31 2001 | **Jan. 31 2002** | Jan. 31 2001 | **Jan. 31 2002** | Jan. 31 2001 |
| **$ 242** | $ 101 | **$ 108** | $ 137 | **$ (122)** | $ (136) | **$ 1,261** | $ 1,060 |
| **217** | 41 | **–** | – | **(30)** | 132 | **325** | 270 |
| **687** | 693 | **480** | 534 | **63** | 225 | **1,648** | 1,866 |
| **407** | 365 | **488** | 539 | **24** | 6 | **1,791** | 1,738 |
| **–** | – | **–** | – | **–** | 55 | **–** | 55 |
| **305** | 388 | **100** | 132 | **(53)** | (104) | **793** | 863 |
| **102** | 157 | **42** | 54 | **(60)** | (33) | **244** | 358 |
| **–** | – | **–** | 6 | **9** | 12 | **9** | 18 |
| **$ 203** | $ 231 | **$ 58** | $ 72 | **$ (2)** | $ (83) | **$ 540** | $ 487 |
| | | | | | | **164** | 6 |
| | | | | | | **–** | 44 |
| | | | | | | **$ 376** | $ 437 |
| **$ 163.9** | $ 144.7 | **$ 24.2** | $ 25.9 | **$ 8.2** | $ 6.4 | **$ 310.4** | $ 284.0 |
| **.2** | .2 | **–** | – | **(6.2)** | (6.5) | **15.9** | 21.0 |
| **21%** | 23% | **35%** | 33% | | | **16%** | 20% |

## Consolidated Interim Statement of Income

(unaudited, in millions of dollars)

| | *For the three months ended* | |
|---|---|---|
| | **Jan. 31 2002** | Jan. 31 2001 |
| **Interest income** | | |
| Loans | **$ 2,141** | $ 2,770 |
| Securities | **841** | 936 |
| Deposits with banks | **126** | 108 |
| | **3,108** | 3,814 |
| **Interest expense** | | |
| Deposits | **1,392** | 2,450 |
| Subordinated notes and debentures | **53** | 80 |
| Other obligations | **463** | 278 |
| | **1,908** | 2,808 |
| **Net interest income** | **1,200** | 1,006 |
| **Provision for credit losses** | **325** | 270 |
| **Net interest income after credit loss provision** | **875** | 736 |
| **Other income** | | |
| Investment and securities services | **569** | 620 |
| Credit fees | **121** | 131 |
| Net investment securities gains | **60** | 40 |
| Trading income | **432** | 449 |
| Service charges | **145** | 127 |
| Loan securitizations | **56** | 69 |
| Card services | **62** | 64 |
| Insurance | **84** | 71 |
| Trust fees | **18** | 23 |
| Gains on sale of investment real estate | **–** | 150 |
| Gain on sale of record keeping business | **18** | – |
| Other | **83** | 122 |
| | **1,648** | 1,866 |
| **Net interest and other income** | **2,523** | 2,602 |
| **Non-interest expenses** | | |
| Salaries and employee benefits | **1,014** | 964 |
| Occupancy including depreciation | **146** | 139 |
| Equipment including depreciation | **161** | 146 |
| Amortization of intangible assets from business combinations | **274** | 355 |
| Amortization of goodwill | **–** | 46 |
| Restructuring costs (Note 3) | **–** | 55 |
| Other | **470** | 489 |
| | **2,065** | 2,194 |
| **Income before provision for (benefit of) income taxes** | **458** | 408 |
| **Provision for (benefit of) income taxes** | **73** | (47) |
| **Net income before non-controlling interest in subsidiaries** | **385** | 455 |
| **Non-controlling interest in net income of subsidiaries** | **9** | 18 |
| **Net income** | **376** | 437 |
| **Preferred dividends** | **21** | 20 |
| **Net income applicable to common shares** | **$ 355** | $ 417 |
| Average number of common shares outstanding *(millions)* | | |
| Basic | **639.5** | 623.7 |
| Diluted | **646.8** | 633.5 |
| Earnings per common share | | |
| Basic | **$ .56** | $ .67 |
| Diluted | **.55** | .66 |
| Dividends per common share | **.28** | .25 |

Certain comparative amounts have been reclassified to conform with current year presentation.

## Consolidated Balance Sheet

(unaudited, in millions of dollars)

| | As at | |
|---|---|---|
| | **Jan. 31 2002** | Oct. 31 2001 |
| **Assets** | | |
| **Cash resources** | | |
| Cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks | **$ 1,461** | $ 1,961 |
| Interest-bearing deposits with other banks | **4,927** | 3,984 |
| | **6,388** | 5,945 |
| **Securities purchased under resale agreements** | **34,694** | 20,205 |
| **Securities** | | |
| Investment | **30,063** | 31,010 |
| Trading | **72,298** | 66,184 |
| | **102,361** | 97,194 |
| **Loans (net of allowance for credit losses)** | | |
| Residential mortgages | **52,356** | 50,807 |
| Consumer instalment and other personal | **33,579** | 31,126 |
| Business and government | **37,779** | 37,740 |
| | **123,714** | 119,673 |
| **Other** | | |
| Customers' liability under acceptances | **8,218** | 9,122 |
| Trading derivatives' market revaluation | **19,963** | 21,435 |
| Intangible assets from business combinations | **4,107** | 4,382 |
| Goodwill | **2,612** | 2,234 |
| Land, buildings and equipment | **1,718** | 1,832 |
| Other assets | **6,653** | 5,816 |
| | **43,271** | 44,821 |
| **Total assets** | **$ 310,428** | $ 287,838 |
| **Liabilities** | | |
| **Deposits** | | |
| Personal | **$ 98,344** | $ 95,982 |
| Banks | **27,224** | 23,173 |
| Business and government | **80,670** | 74,759 |
| | **206,238** | 193,914 |
| **Other** | | |
| Acceptances | **8,218** | 9,122 |
| Obligations related to securities sold short | **25,594** | 21,436 |
| Obligations related to securities sold under repurchase agreements | **24,427** | 14,637 |
| Trading derivatives' market revaluation | **19,580** | 21,770 |
| Other liabilities | **7,119** | 7,391 |
| | **84,938** | 74,356 |
| **Subordinated notes and debentures** | **4,413** | 4,892 |
| **Non-controlling interest in subsidiaries** | **900** | 1,272 |
| **Shareholders' equity** | | |
| Capital stock | | |
| Preferred | **1,492** | 1,492 |
| Common | **2,663** | 2,259 |
| Retained earnings | **9,784** | 9,653 |
| | **13,939** | 13,404 |
| **Total liabilities and shareholders' equity** | **$ 310,428** | $ 287,838 |

Certain comparative amounts have been reclassified to conform with current year presentation.

## Consolidated Statement of Cash Flows

(unaudited, in millions of dollars)

| | *For the three months ended* | |
|---|---|---|
| | **Jan. 31 2002** | Jan. 31 2001 |
| **Cash flows from (used in) operating activities** | | |
| Net income | **$ 376** | $ 437 |
| Adjustments to determine net cash flows | | |
| Provision for credit losses | **325** | 270 |
| Restructuring costs | **–** | 55 |
| Depreciation | **71** | 70 |
| Amortization of intangible assets from business combinations | **274** | 355 |
| Amortization of goodwill | **–** | 46 |
| Gains on sale of investment real estate | **–** | (150) |
| Gain on sale of record keeping business | **(18)** | – |
| Net investment securities gains | **(60)** | (40) |
| Changes in operating assets and liabilities | | |
| Future income taxes | **(129)** | (550) |
| Current income taxes payable | **(111)** | 314 |
| Interest receivable and payable | **276** | 48 |
| Trading securities | **(6,114)** | (9,339) |
| Unrealized gains and amounts receivable on derivatives contracts | **1,472** | 1,342 |
| Unrealized losses and amounts payable on derivatives contracts | **(2,190)** | 580 |
| Other | **(1,195)** | (619) |
| Net cash from (used in) operating activities | **(7,023)** | (7,181) |
| **Cash flows from (used in) financing activities** | | |
| Deposits | **12,324** | 8,828 |
| Securities sold under repurchase agreements | **9,790** | 8,646 |
| Securities sold short | **4,158** | 1,864 |
| Debt of subsidiaries | **–** | (87) |
| Issuance of subordinated notes and debentures | **2** | – |
| Repayment of subordinated notes and debentures | **(479)** | (12) |
| Common shares issued for cash, net of expenses | **393** | – |
| Common shares issued on exercise of options | **4** | 7 |
| Common stock options settled in cash, net of income taxes | **(8)** | (14) |
| Issuance of preferred shares | **–** | 225 |
| Dividends paid on – preferred shares | **(21)** | (20) |
| – common shares | **(179)** | (156) |
| Other | **(2)** | – |
| Net cash from (used in) financing activities | **25,982** | 19,281 |
| **Cash flows from (used in) investing activities** | | |
| Interest-bearing deposits | **(943)** | (3,099) |
| Activity in investment securities | | |
| Purchases | **(2,530)** | (2,959) |
| Proceeds from maturities | **2,189** | 963 |
| Proceeds from sales | **1,348** | 894 |
| Loans | **(4,450)** | 498 |
| Proceeds from loan securitizations | **84** | 522 |
| Land, buildings and equipment – net | **43** | 252 |
| Securities purchased under resale agreements | **(14,489)** | (8,797) |
| Acquisitions less cash and cash equivalents acquired | **(711)** | (296) |
| Net cash from (used in) investing activities | **(19,459)** | (12,022) |
| Net changes in cash and cash equivalents | **(500)** | 78 |
| Cash and cash equivalents at beginning of period | **1,961** | 1,522 |
| **Cash and cash equivalents at end of period represented by cash, deposits with Bank of Canada and non-interest-bearing deposits with other banks** | **$ 1,461** | $ 1,600 |
| **Supplementary disclosure of cash flow information** | | |
| Amount of interest paid during the period | **$ 2,049** | $ 2,697 |
| Amount of income taxes paid during the period | **173** | 125 |

Certain comparative amounts have been reclassified to conform with current year presentation.

## Consolidated Statement of Changes in Shareholders' Equity

(unaudited, in millions of dollars)

| | For the three months ended Jan. 31 2002 | Jan. 31 2001 |
|---|---|---|
| **Preferred shares** | | |
| Balance at beginning of period | $ 1,492 | $ 1,251 |
| Proceeds from share issues | – | 225 |
| Translation adjustment on shares issued in a foreign currency | – | (4) |
| Balance at end of period | 1,492 | 1,472 |
| **Common shares** | | |
| Balance at beginning of period | 2,259 | 2,060 |
| Issued on acquisition of subsidiaries | – | 181 |
| Proceeds from shares issued for cash | 400 | – |
| Proceeds from shares issued on exercise of options | 4 | 7 |
| Balance at end of period | 2,663 | 2,248 |
| **Retained earnings** | | |
| Balance at beginning of period | 9,653 | 9,039 |
| Net income | 376 | 437 |
| Preferred dividends | (21) | (20) |
| Common dividends | (179) | (156) |
| Foreign currency translation adjustments, net of income taxes | (30) | 16 |
| Stock options settled in cash, net of income taxes | (8) | (14) |
| Obligations arising from adoption of accounting standard for employee future benefits | – | (132) |
| Other | (7) | – |
| Balance at end of period | 9,784 | 9,170 |
| **Total common equity** | 12,447 | 11,418 |
| **Total shareholders' equity** | $ 13,939 | $ 12,890 |

## Notes to Consolidated Interim Financial Statements (unaudited)

*These consolidated interim financial statements should be read in conjunction with the Bank's consolidated financial statements for the year ended October 31, 2001. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's consolidated financial statements for the year ended October 31, 2001 except as discussed in Note 1.*

NOTE 1: CHANGES IN ACCOUNTING POLICY
As of November 1, 2001, the Bank adopted a new accounting standard on goodwill and other intangible assets arising from business combinations which discontinues the amortization of goodwill and intangible assets with indefinite useful lives. The new standard requires an annual assessment and recognition of goodwill and indefinite life intangible asset impairment, if any. For comparative purposes, the table below is provided to present the comparative quarter's net income applicable to common shares and earnings per common share on a consistent basis with the presentation in effect since November 1, 2001.

As of November 1, 2001, the Bank adopted a new accounting standard on earnings per share, which requires the use of the treasury stock method to calculate diluted earnings per share.

NOTE 2: ACQUISITIONS AND DISPOSITIONS
On January 31, 2002, the Bank announced the sale of certain record keeping and custodial businesses, and recorded a pre-tax gain of $18 million.

On November 26, 2001, the Bank completed the acquisition of approximately 11% of the outstanding common shares of TD Waterhouse Group, Inc. ("TD Waterhouse") that it did not own for total consideration of approximately $605 million. Goodwill arising from the acquisition was $233 million. In connection with the acquisition of the TD Waterhouse shares, the Bank issued common shares to partially fund the transaction. On November 1, 2001, approximately 11 million common shares were issued for cash proceeds of $400 million.

On November 1, 2001, TD Waterhouse acquired R.J. Thompson Holdings Inc., a direct access brokerage firm. Total consideration in respect of this acquisition amounted to

| (millions of dollars) | For the three months ended Jan. 31 2002 | Jan. 31 2001 |
|---|---|---|
| Reported net income applicable to common shares | $ 355 | $ 417 |
| Add back: goodwill amortization, net of tax | – | 44 |
| Net income applicable to common shares – excluding goodwill amortization | $ 355 | $ 461 |
| Basic earnings per common share – reported | $ .56 | $ .67 |
| Add back: goodwill amortization, net of tax | – | .07 |
| Basic earnings per common share – excluding goodwill amortization | $ .56 | $ .74 |

## Notes to Consolidated Interim Financial Statements (unaudited)

$122 million, paid in cash. Goodwill arising from the acquisition was $120 million. In addition, contingent payments of $24 million are payable upon achievement of certain results.

The results of the acquired businesses have been included in the Bank's Consolidated Statement of Income from the effective date of acquisition.

During the quarter, the Bank announced the proposed acquisition of the securities trading technology platform and listed equity options market-making businesses of the Stafford group of firms ("Stafford") and the LETCO group ("LETCO"). The proposed acquisition of Stafford and LETCO may be paid with a combination of cash and shares, which will be determined at closing. The purchase price will consist of an initial payment of approximately US$280 million, subject to post closing adjustments. Additional consideration up to a maximum of US$150 million will be payable over the next four years contingent upon the businesses exceeding certain net income thresholds. Goodwill and intangible assets arising from this acquisition are expected to be US$213 million. The transaction is expected to close in the second quarter of fiscal 2002, subject to due diligence and regulatory approvals.

NOTE 3: RESTRUCTURING COSTS
As at January 31, 2002, the total unutilized balance of restructuring costs of $207 million shown below was included in other liabilities in the Consolidated Balance Sheet.

NOTE 4: SEGMENTED INFORMATION
The Bank's operations and activities are organized around the following businesses: TD Canada Trust, TD Securities and TD Wealth Management. Real estate investments, the effects of securitizations, transfer pricing differences, treasury management, general provisions for credit losses and any residual unallocated revenues and expenses are included in Other. Results for these segments for the three months ended January 31, 2002 and January 31, 2001 are presented in the tables on pages 6 and 7.

NOTE 5: INTEREST COVERAGE ON SUBORDINATED NOTES AND DEBENTURES
The Bank is required to disclose certain information to its noteholders. The Bank's interest requirements on all subordinated notes and debentures, after adjustment for new issues and retirement of subordinated debt, amounted to $294 million for the 12 months ended January 31, 2002. The Bank's net income before interest and income tax and after deducting certain non-controlling interests for the 12 months then ended was $1,590 million, which is 5.4 times the Bank's interest requirements for this period. On an operating cash basis, these figures were $294 million, $3,073 million, and 10.5 times, respectively. Operating cash basis measures are described in the Management's Discussion and Analysis of Operating Performance on page 4.

| (millions of dollars) | Human Resources | Real Estate | Technology | Other | Total |
|---|---|---|---|---|---|
| Balance at beginning of period | $ 192 | $ 127 | $ 14 | $ 4 | $ 337 |
| Amount utilized during the period | (107) | (20) | (1) | (2) | (130) |
| Balance at end of period | $ 85 | $ 107 | $ 13 | $ 2 | $ 207 |

## Shareholder and Investor Information

**Shareholder Services**
Call the Shareholders Relations department:
1-866-756-8936

Call toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783). In Toronto, call:
(416) 982-NEWS [(416) 982-6397]. Outside of Canada,
1-866-756-8936

Internet website: www.td.com
Internet e-mail: customer.service@td.com

**General Information**
Financial: Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-567-8888
French: 1-800-895-4463
Cantonese/Mandarin: 1-800-387-2828
Telephone device for the deaf: 1-800-361-1180

**Annual Meeting**
Thursday, April 11, 2002, 10:30 a.m.
World Trade and Convention Centre
Halifax, Nova Scotia

**Online Investor Presentation:** Full financial statements and a presentation to investors and analysts are accessible on the TD Bank Financial Group website www.td.com/investor/earnings.html (Earnings Reports) and www.td.com/investor/analyst.html (Analysts Presentations).

**Webcast:** A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts took place on February 21, 2002 at 3:00 p.m. EST. The call will be webcast via the TD Bank Financial Group website at www.td.com.

**Software Required for Webcast:** A Netscape 3.0 browser or better is required to access the broadcast via the internet. To access the webcast, Real Player is required. To download Real Player, go to www.td.com and click on "First Quarter Results, Live Audio and Video Webcast." Once you have submitted the sign-in page, you can then download the Real Player software, if necessary.

## FORM 6-K

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**THE TORONTO-DOMINION BANK**

DATE: February 21, 2002

By ______________________
Name: Norie C. Campbell
Title: Associate Vice President